Contact

www.linkedin.com/in/simongilburt
(LinkedIn)

Top Skills

Clinical Development
Pharmaceutical Industry
Sales Effectiveness

Simon Gilburt

SVP, Clinical Research and Medical Affairs at Cadence Health
Parsippany, New Jersey, United States

Summary

I bring a broad and varied background in clinical research, medical affairs and product development and believe passionately in driving innovation and new product introduction to meet patient and consumer needs. To that end I have used insight driven research to drive global growth at GSK and Bayer through a combination of Rx to OTC switches, new product innovation and research.

I have used my background in both Rx and OTC gained from global roles in a variety of clinical, medical, regulatory and product development environments to successfully develop and launch multiple offerings.

I have worked as a key member of the R&D leadership team using my varied background to introduce a different approach to maintaining value and establishing new opportunities.

Experience

Cadence OTC
3 years 8 months

SVP, Clinical Research and Medical Affairs
July 2021 - Present (2 years 9 months)
San Francisco Bay Area and New Jersey

VP, Clinical Research and Medical Affairs
August 2020 - Present (3 years 8 months)
San Francisco Bay Area and New Jersey

Responsible for high level guidance and management of all clinical development activities undertaken by the company. Input into and design of of product development and pipeline strategy. Key member of leadership team to guide and promote growth in all areas of Women's Healthcare including but not limited to Rx to OTC switch.

Bayer Pharmaceuticals

Page 1 of 4

5 years 11 months

R&D Category Head Allergy, Cough and Cold
March 2015 - August 2020 (5 years 6 months)
Whippany, NJ

Leading cross functional insight driven innovation at Bayer Healthcare to progress existing and new opportunities for the respiratory category.

Director Medical Affairs
October 2014 - March 2015 (6 months)
Whippany, NJ

Driving growth at Bayer Healthcare through development of existing and new opportunities.

GSK
16 years 2 months

Director, New Product Research, Respiratory Health R&D
September 2011 - October 2014 (3 years 2 months)
Parsippany, NJ, USA

Leading global growth at GSK Consumer Healthcare via Rx to OTC switches, new products and other innovations.

R&D lead for the Flonase Rx-to-OTC switch program globally.
Category scientific lead for local market programs.
Cross functional lead for pipeline development for the respiratory category, liaising with Rx, Device development, clinical, medical, commercial, business development and regulatory teams.

Director, Strategic Growth Initiatives/Venture Group
September 2007 - September 2011 (4 years 1 month)
Parsippany, NJ, USA

Responsible for developing global innovation and growth strategies, defining and developing new business categories for GSK Consumer Healthcare in which GSK Consumer Healthcare did not operate.
Medical lead for the identification and implementation of new ideas into Consumer Healthcare with responsibility for collaboration with business development, medical and regulatory teams to establish licensing deals, product development ideas and clinical programs to support the global introduction of products into GSK.
Opportunities identified within respiratory area led to establishment of respiratory category group in consumer Healthcare and progression of Flonase

switch initiatives globally. Assessment of opportunities in areas including Dermatology, Respiratory, Urinogenital, Cardiovascular, Nutritional.

Director, Medical Affairs
June 2003 - September 2007 (4 years 4 months)
Parsippany, NJ, USA

Responsible for maintenance and support of Dermatology portfolio including Rx-to-OTC switch, approval of new Rx line extensions, and search for new opportunities and ideas to grow the portfolio on a global basis.
R&D lead for Rx-to-OTC switch initiatives.
R&D lead for only ever Rx approval through consumer healthcare.
Responsible for cross functional management of matrix teams to support various initiatives.
R&D lead for providing support to commercial teams managing the dermatology business.
R&D lead for legal team supporting dermatology business.
Medical Affairs support to New Opportunities team looking to bring in business outside of core remit.

Assistant Director, Clinical Operations
June 2001 - June 2003 (2 years 1 month)
Parsippany, NJ, USA

Category liaison for New Opportunities, GI and S&DC categories. Line management of global clinical team. R&D Project Leader for GI switch project 2001-2. Clinical Operations responsibility for all aspects of clinical development programmes for above categories.

Assistant Director, Clinical Operations
September 1998 - June 2003 (4 years 10 months)
Weybridge, UK

Category liaison for New Opportunities, GI and S&DC categories. Line management of global clinical team. Negotiation and maintenance of external vendor contracts. Establishing and running multidisciplinary project teams. Budgetary management of trials programmes.

Biocompatibles Ltd
Technical Consultant
July 1998 - September 1998 (3 months)
Farnham, UK

Temporary consultant position during which I gained understanding of the device development area

Scotia Pharmaceuticals Ltd

5 years 7 months

Head of Dermatology and Antiviral Research Group
October 1995 - July 1998 (2 years 10 months)

Responsibility for the development of clinical research programmes for antiviral and dermatological projects in the UK and Europe. Business development group manager for derma business, co-ordination across internal groups and contact with licensing partners. Liaison with and coordination of CROs. Management of dermatology group personnel. Project management responsibilities, protocol development, report and publication writing. Responsibility for angioplasty trials in final ten months with the company due to re-organisation.

Clinical Research Manager, Dermatology and Antiviral Research
January 1993 - October 1995 (2 years 10 months)

Control and management of antiviral and dermatology trial programmes.

Interphase UK Ltd
Clinical Research Associate
January 1990 - December 1992 (3 years)
Hindhead, United Kingdom

Management of Phase I trials and liaison with sponsor companies, protocol design, CRF design, monitoring to GCP and FDA standards. Data preparation for analysis. Report and publication writing. Initiation of phase II and III trials. Advisory capacity on psychometric aspects of clinical trials.

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Education

University of Leeds
Bachelor of Science (BSc), Psychology and Psychopharmacology

University of Leeds
Doctor of Philosophy (Ph.D.), Psychopharmacology